ITC Ltd 082-03470



100 Inspiring Years
1910-2010

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 2288 9371
Fax : 91 33 2288 4016/1256/2259/2260



10016453

13th October, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Friday, the 29th October, 2010, *inter alia,* to consider and approve the Unaudited Financial Results of the Company for the Quarter and Half-Year ended 30th September, 2010.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary



100 Inspiring Years
1910-2010

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


100 Inspiring Years
1910-2010

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 2288 9371
Fax : 91 33 2288 4016/1256/2259/2260

13th October, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the Company's Employee Stock Option Schemes

In terms of the Listing Agreement, we write to advise that the Company on 13th October, 2010 has issued and allotted 61,70,090 Ordinary Shares of Re.1/- each, upon exercise of 6,17,009 Options by Optionees under the Company's Employee Stock Option Schemes.

Consequently, with effect from 13th October, 2010, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 768,35,35,650/- divided into 768,35,35,650 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

100 Inspiring Years
1910-2010

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.